FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 8, 2008
Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

/s/ George Orr

George Orr
Director and CFO
Date: August 8, 2008

BRITISH COLUMBIA
ALBERTA
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company MegaWest Energy Corp. (the "Company") Suite 800, 926 – 5th Avenue S.W. Calgary, Alberta, Canada T2P 0N7

Item 2.	Date of Material Change(s) August 8, 2008

Item 3.	News Release The Company’s news release dated August 6, 2008 was disseminated by Market Wire on August 6, 2008.

Item 4.
Summary of Material Change

MegaWest’s specialists has established sufficient production from the Upper Warner sandstone at the Marmaton River Project to commence oil sales.  The reservoir is responding to the injection of steam (announced March 25, 2008) as predicted and oil production has started to ramp up towards the target rate of 400 to 500 barrels per day.  It is expected that this rate will be achieved before year end. Drilling of the second phase of wells at the Marmaton River Project has been approved and should commence in the third calendar quarter.  This will ensure sustained production capacity at this project.  MegaWest expects to receive field-gate pricing of between 75% and 80% of posted West Texas Intermediate (WTI) price.

Construction of the second project in this area at Grassy Creek is proceeding on schedule and on budget.  Steam injection should commence at Grassy Creek early in the fourth quarter. These two projects will give MegaWest 1000 barrels per day of production capacity with project lives on the order of 20 years.

MegaWest continues to build its inventory of lands with potential for commercial development and now holds 100% working interest on over 15,000 acres of leases in this area.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change See attached News Release.

5.2	Disclosure for Restructuring Transactions Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable.

Item 7.	Omitted Information Not Applicable.

Item 8.	Executive Officer For further information, please contact George Orr, Chief Financial Officer of the Company, at 604.606-7979.

Item 9.	Date of Report This report is dated August 8, 2008.

NEWS RELEASE

MegaWest Sells First Oil from Missouri Marmaton River Project Phase I

Calgary, Alberta; August 6, 2008 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce that first oil sales from its Marmaton River Project in Missouri occurred on August 4, 2008.

MegaWest’s experienced team of enhanced oil recovery specialists has established sufficient production from the Upper Warner sandstone at the Marmaton River Project to commence oil sales.  The reservoir is responding to the injection of steam (announced March 25, 2008) as predicted and oil production has started to ramp up towards the target rate of 400 to 500 barrels per day.  It is expected that this rate will be achieved before year end. Drilling of the second phase of wells at the Marmaton River Project has been approved and should commence in the third calendar quarter.  This will ensure sustained production capacity at this project.  The oil from this project is trucked to a receiving terminal for the nearby Coffeyville, Kansas refinery.  MegaWest expects to receive field-gate pricing of between 75% and 80% of posted West Texas Intermediate (WTI) price.

Construction of the second project in this area at Grassy Creek (announced June 26, 2008) is proceeding on schedule and on budget.  Steam injection should commence at Grassy Creek early in the fourth quarter with a production response expected similar to the Marmaton River Project. These two projects will give MegaWest 1000 barrels per day of production capacity with project lives on the order of 20 years.

MegaWest continues to build its inventory of lands with potential for commercial development and now holds 100% working interest on over 15,000 acres of leases in this area.  MegaWest has also initiated application and pre-ordering of equipment for a third project in Missouri to be constructed as soon as the Grassy Creek construction and Marmaton River expansion projects are complete. MegaWest intends to continue this aggressive development plan to build additional projects over the next 4 to 6 years until production reaches an optimum level of 6,000 to 8,000 barrels per day.

MegaWest is continuing to aggressively execute its business plan to add shareholder value.  MegaWest’s experienced management seeks to prove up significant resources and achieve early production from its world-class suite of operated heavy oil properties. MegaWest owns or has the right to earn an interest in over 125,000 acres in Missouri, Kansas, Kentucky, Montana and Texas. MegaWest’s strategy for growth is underpinned by three converging market factors; the need for security of energy supply in North America, the current high world oil price, and the new technical developments in commercial thermal recovery of heavy oil. MegaWest plans to establish proven and producing unconventional heavy oil reserves in each of its core areas through delineation drilling and the completion of enhanced recovery production projects.

ON BEHALF OF THE BOARD OF DIRECTORS
George T. Stapleton, II, President & CEO

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:	Kelly Sledz 1.403.984.6342 info@megawestenergy.com

Forward-Looking Statement Disclaimer
This document contains statements about expected or anticipated future events and financial results regarding the timing and future performance of the Marmaton River, Grassy Creek and anticipated projects that are forward-looking in nature (collectively, “forward-looking statements”).  When used in this document, the words “could”, “expect”, “plan”, “estimate”, “intend”, “may”, “potential”, “should”, and similar expressions relating to matters that are not historical facts are forward-looking statements.  Although the Company believes that the assumptions underlying, and expectations reflected in, these forward-looking statements are reasonable, such statements involve risks and uncertainties that could cause actual results or outcomes to differ materially from those forward-looking statements. Important factors that could cause the results or outcomes discussed herein to differ materially from those indicated by these forward-looking statements include, among other things: (a) the lack of additional financing to fund the Company’s exploration activities and continued operations, including lack of capital. (b) fluctuations in foreign exchange and interest rates; (c) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (d) fluctuations in world prices and markets for oil and gas, including the heavy oil differential, due to domestic, international, political, social, economic and environmental factors beyond our control; (f) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (g) potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (h) the Company's ability to hire and retain qualified employees and consultants or to access needed equipment and supplies critical to the success of Marmaton River and Grassy Creek project; (i) operational risks in exploration and geological, development and production, including those related to the Marmaton River and Grassy Creek project; and (j) other factors beyond the Company’s control. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.